Exhibit 99.1

June 29, 2018

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,
Chief Executive Officer and President

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: FTEO, NASDAQ)

Contact: Tomohiro Uesugi, CFO/CAO

Telephone: +81‑3‑5463‑6344

Notice of the Adjourned Meeting of the 15th General Meeting of Shareholders

FRONTEO, Inc. (the “Company”) announces the time and place of the Adjourned Meeting resolved at the Board of Directors’ meeting held on June 29, 2018, as follows:

As communicated in the “Notice of Reschedule of 15th General Meeting of Shareholders and Proposal of the Adjourned Meeting of the 15th General Meeting of Shareholders” released on June 15, 2018, the Company’s U.S. subsidiary needed additional time in order to respond to audit procedures by the independent auditor. Under these circumstances, the Company plans to report the financial results for the fiscal year ended March 31, 2018, which were initially to be reported at the 15th General Meeting of Shareholders (the “General Meeting”) at the Adjourned Meeting of the General Meeting. The Company has decided to convene the Adjourned Meeting at the time and place indicated below, subject to an approval of the Company’s shareholders at the General Meeting to be held on June 30, 2018, concerning the reporting of the financial results at the Adjourned Meeting. The Company will provide its shareholders with the “Business Report,” “Consolidated Financial Statements,” “Nonconsolidated Financial Statements,” “Audit Report on the Consolidated Financial Statements,” “Audit Report on the Nonconsolidated Financial Statements,” and “Audit Report of the Board of Statutory Auditors” for the fiscal year ended March 31, 2018, attaching to a convocation notice of the Adjourned Meeting to be sent at a later date.

1
(1)	Date/Time	July 11, 2018 (Wednesday), 10:00 a.m.

(2)	Venue	Banquet Hall [Gold 19]
Shinagawa Prince Hotel, Main Tower,19th Floor
4‑10‑30 Takanawa, Minato-ku, Tokyo

(3)	Meeting agenda
	Items to be reported:	1. Details of the Business Report, Consolidated Financial Statements, and
Audit Reports by the Independent Auditor and Audit and Supervisory
Board on the audit results of the Consolidated Financial Statements for the fiscal year ended March 31, 2018.

2. Details of the Nonconsolidated Financial Statements for the fiscal year ended March 31, 2018.